Exhibit 99.1

Cenovus announces $1.5 billion bought-deal

common share financing

Calgary, Alberta (February 17, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) (“Cenovus”) announced today that it has entered into a bought-deal financing agreement to sell 67.5 million common shares (“Common Shares”) at a price of $22.25 per share (the “Offering”). The net proceeds of the Offering, combined with the company’s $3 billion of undrawn committed credit lines, provide Cenovus with a stronger balance sheet and financial flexibility to pursue its planned capital program.

The Offering will be made through a syndicate of underwriters (the “Underwriters”) led by RBC Capital Markets and TD Securities Inc. The gross proceeds from the Offering are expected to be about $1.5 billion. The Offering is subject to customary closing conditions, including receipt of applicable regulatory and stock exchange approvals, and is expected to close on or about March 3, 2015.

Cenovus has granted the Underwriters an Over-Allotment Option to purchase up to an additional 10.125 million Common Shares at the offering price, exercisable for a period of 30 days after closing. If the Over-Allotment Option is exercised in full, the gross proceeds from the Offering are expected to be about $1.73 billion.

Cenovus intends to use the net proceeds from the Offering to partially fund the company’s previously announced $1.8 billion to $2.0 billion capital expenditure program for 2015, repay commercial paper outstanding as it matures, and for general corporate purposes.

The company’s 2015 capital expenditure program includes forecast investment of between $550 million and $600 million at its Foster Creek oil sands project to fund the continued construction of the phase G expansion and to maintain existing operations. Phase G is expected to add initial design capacity of 30,000 gross barrels per day (bbls/d), with production anticipated in the first half of 2016. At the company’s Christina Lake oil sands project, forecast capital expenditures include between $650 million and $700 million to fund the continued construction of the phase F expansion, an optimization program, and to maintain existing operations. Phase F is expected to add design capacity of 50,000 gross bbls/d in the second half of 2016 and the optimization program is expected to add design capacity of 22,000 gross bbls/d in the fourth quarter of 2015. Cenovus has a 50 percent working interest in each of Foster Creek and Christina Lake.

The Common Shares will be offered by way of a short form prospectus in all of the provinces and territories of Canada and will be registered in the United States pursuant to a registration statement filed under the multi-jurisdictional disclosure system. Cenovus has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) in respect of the offering to which this communication relates but it has not yet become effective. The Common Shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. It is important to read the prospectus in the registration statement and other documents Cenovus has filed with the SEC to get more complete information about Cenovus and the Offering. These documents may be accessed for free by visiting EDGAR at sec.gov. Alternatively, any underwriter or dealer participating in the Offering will arrange to send the prospectus. Potential investors may also request the prospectus from RBC Capital Markets by calling 877-822-4089 (toll free) or TD Securities Inc. at 289-360-2302.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “target”, “projected”, “future”, “could”, “should”, “focus”, “proposed”, “schedule”, “potential”, “capacity”, “may”, “strategy” or similar expressions and includes suggestions of future outcomes, including statements about planned capital expenditures and the status of projects relative to completion; and statements with respect to the timing of the completion and size of the Offering and the use of the proceeds of the Offering. Readers are cautioned not to place undue reliance on forward-looking information as the company’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in Cenovus’s current guidance; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; our ability to obtain necessary regulatory approvals in connection with the Offering; the successful and timely implementation of capital projects or stages thereof and completion of the Offering; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include: risks inherent to completion of the Offering and obtaining the necessary regulatory approvals in connection therewith; the accuracy of cost estimates; volatility of and assumptions regarding oil and gas prices; the effectiveness of the company’s risk management program, including the impact of derivative financial instruments, the success of the company’s hedging strategies and the sufficiency of the company’s liquidity position; the accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in the company’s marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; the company’s ability to access various sources of debt and equity capital, generally, and on terms acceptable to Cenovus; changes in credit ratings applicable to Cenovus or any of its securities; changes to the company’s dividend plans or strategy, including the dividend reinvestment plan; accuracy of reserves, resources and future production estimates; Cenovus’s ability to replace and expand oil and gas reserves; Cenovus’s ability to maintain its relationships with its partners and to successfully manage and operate its integrated heavy oil business; reliability of the company’s assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities;

unexpected difficulties in producing, transporting or refining crude oil into petroleum and chemical products; risks associated with technology and its application to Cenovus’s business; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation, including sufficient crude-by-rail or other alternate transportation; changes in the regulatory framework in any of the locations in which Cenovus operates, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus’s business, financial results and its Consolidated Financial Statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which Cenovus operates; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against Cenovus.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in Cenovus’s most recent Annual Information Form/Form 40-F, “Risk Management” in Cenovus’s current and annual MD&A and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com and EDGAR at sec.gov.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. The company’s enterprise value is approximately $23.1 billion.

CENOVUS CONTACTS: Investor Relations Graham Ingram Senior Analyst, Investor Relations 403-766-2849 Anna Kozicky Senior Analyst, Investor Relations 403-766-4277	Media Brett Harris Media Lead 403-766-3420 Media Relations general line 403-766-7751